UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

Canopy Growth Corporation

(Exact name of Registrant as specified in its charter)

Canada	2833	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Hershey Drive

Smiths Falls, Ontario K7A 0A8

Canada

(855) 558-9333

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3100

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.  ☐    Yes  ☒    No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  ☐    Yes  ☐    No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Canopy Growth Corporation (the “Company”, the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words (including negative and grammatical variations), or statements that certain events or conditions “may” or “will” occur, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including, without limitation, those described in the Company’s Annual Information Form for the year ended March 31, 2017 filed as Exhibit 99.3 to this Registration Statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.129, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of the expert named in the foregoing Exhibits as Exhibit 99.130, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Capital Structure” in the Registrant’s Annual Information Form for the fiscal year ended March 31, 2017, attached hereto as Exhibit 99.3.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on March 31, 2017, based upon the daily exchange rate as quoted by the Bank of Canada was Cdn$1.00 = U.S.$0.7513.

CONTRACTUAL OBLIGATIONS

The following table lists, as of March 31, 2017, information with respect to the Registrant’s known contractual obligations (in thousands):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$9,273	$1,325	$3,407	$3,855	$686
Capital (Finance) Lease Obligations	$1,057	$366	$596	$95	$—
Operating Lease Obligations	$8,181	$1,378	$2,579	$2,309	$1,915
Purchase Obligations	$2,785	$989	$1,790	$6	$—

Total	$21,296	$4,058	$8,372	$6,265	$2,601

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CANOPY GROWTH CORPORATION

By:	/s/ Tim Saunders
Name: Tim Saunders
Title: Executive Vice President & Chief Financial Officer

Date: May 15, 2018

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Amended and Restated Consolidated Financial Statements of Canopy Growth Corporation for the years ended March 31, 2017 and 2016

99.2	Amended and Restated Management’s Discussion and Analysis of Canopy Growth Corporation for the year ended March 31, 2017

99.3	Annual Information Form of Canopy Growth Corporation dated June 28, 2017

99.4	Certification of Refiled Annual Filings in connection with filing of Amended and Restated MD&A and Financials by CEO dated May 15, 2018

99.5	Certification of Refiled Annual Filings in connection with filing of Amended and Restated MD&A and Financials by CFO dated May 15, 2018

99.6	Certification of Annual Filings in connection with filing of Annual Information Form by CEO dated June 29, 2017

99.7	Certification of Annual Filings in connection with filing of Annual Information Form by CFO dated June 29, 2017

99.8	News Release dated April 3, 2017

99.9	News Release dated April 13, 2017

99.10	News Release dated April 13, 2017

99.11	News Release dated April 19, 2017

99.12	News Release dated April 20, 2017

99.13	News Release dated April 26, 2017

99.14	News Release dated April 27, 2017

99.15	News Release dated May 1, 2017

99.16	News Release dated May 2, 2017

99.17	News Release dated May 30, 2017

99.18	News Release dated June 1, 2017

99.19	News Release dated June 19, 2017

99.20	News Release dated June 20, 2017

99.21	News Release dated June 24, 2017

99.22	News Release dated April 23, 2018

99.23	News Release dated April 25, 2018

99.24	News Release dated June 27, 2017

99.25	News Release dated June 28, 2017

99.26	News Release dated June 30, 2017

99.27	News Release dated July 14, 2017

99.28	News Release dated July 21, 2017

99.29	News Release dated July 27, 2017

99.30	News Release dated August 4, 2017

99.31	News Release dated August 8, 2017

Exhibit	Description

99.32	News Release dated August 8, 2017

99.33*	Condensed Interim Consolidated Financial Statements (Unaudited) of Canopy Growth Corporation for the three months ended June 30, 2017

99.34*	Management’s Discussion and Analysis of Canopy Growth Corporation for the three months ended June 30, 2017

99.35*	Certification of Interim Filings by CEO dated August 13, 2017

99.36*	Certification of Interim Filings by CFO dated August 13, 2017

99.37*	News Release dated August 14, 2017

99.38	Notice of Annual and Special Meeting of Shareholders of Canopy Growth Corporation dated August 11, 2017

99.39	Management Information Circular of Canopy Growth Corporation dated August 11, 2017

99.40	Form of Proxy for Annual and Special Meeting of Shareholders of Canopy Growth Corporation to be held on September 15, 2017

99.41	News Release dated August 28, 2017

99.42	News Release dated September 8, 2017

99.43	News Release dated September 8, 2017

99.44	News Release dated September 11, 2017

99.45	News Release dated September 13, 2017

99.46	News Release dated September 14, 2017

99.47	News Release dated September 15, 2017

99.48	Report of Voting Results of Canopy Growth Corporation dated September 18, 2017

99.49	News Release dated September 18, 2017

99.50	News Release dated September 18, 2017

99.51	News Release dated September 21, 2017

99.52	Material Change Report of Canopy Growth Corporation dated September 25, 2017

99.53	News Release dated September 27, 2017

99.54	News Release dated September 28, 2017

99.55	News Release dated October 5, 2017

99.56	News Release dated October 11, 2017

99.57	News Release dated October 17, 2017

99.58	News Release dated October 23, 2017

99.59	News Release dated October 25, 2017

99.60	News Release dated October 30, 2017

99.61	News Release dated October 31, 2017

99.62	News Release dated November 1, 2017

99.63	News Release dated November 2, 2017

99.64	Subscription Agreement dated October 27, 2017 between Greenstar Canada Investment Limited Partnership and Canopy Growth Corporation

*	See Notice to Reader set forth in Exhibit 99.33 relating to an uncorrected material misstatement in the June 2017 interim consolidated financial statements

Exhibit	Description

99.65	Investor Rights Agreement Dated November 2, 2017 between Greenstar Canada Investment Limited Partnership and Canopy Growth Corporation

99.66	Material Change Report of Canopy Growth Corporation dated November 6, 2017

99.67	News Release dated November 7, 2017

99.68	News Release dated November 8, 2017

99.69	Certification of Annual Filings in connection with filing of MD&A and Audited Financials by CEO dated June 27, 2017

99.70	Certification of Annual Filings in connection with filing of MD&A and Audited Financials by CFO dated June 27, 2017

99.71	News Release dated November 13, 2017

99.72	Material Change Report of Canopy Growth Corporation dated November 13, 2017

99.73	Condensed Interim Consolidated Financial Statements (Unaudited) of Canopy Growth Corporation for the three and six months ended September 30, 2017

99.74	Management’s Discussion and Analysis of Canopy Growth Corporation for the three and six months ended September 30, 2017

99.75	Certification of Interim Filings by CEO dated November 13, 2017

99.76	Certification of Interim Filings by CFO dated November 13, 2017

99.77	News Release dated November 14, 2017

99.78	News Release dated November 15, 2017

99.79	News Release dated November 17, 2017

99.80	News Release dated November 20, 2017

99.81	News Release dated November 22, 2017

99.82	News Release dated November 24, 2017

99.83	News Release dated November 27, 2017

99.84	News Release dated November 28, 2017

99.85	News Release dated December 5, 2017

99.86	News Release dated December 8, 2017

99.87	News Release dated December 18, 2017

99.88	News Release dated December 21, 2017

99.89	News Release dated January 3, 2018

99.90	News Release dated January 5, 2018

99.91	News Release dated January 10, 2018

99.92	News Release dated January 16, 2018

Exhibit	Description

99.93	News Release dated January 16, 2018

99.94	News Release dated December 18, 2017

99.95	News Release dated January 17, 2018

99.96	News Release dated January 18, 2018

99.97	News Release dated January 19, 2018

99.98	Material Change Report of Canopy Growth Corporation dated January 19, 2018

99.99	Underwriting Agreement dated January 23, 2018

99.100	News Release dated January 25, 2018

99.101	News Release dated January 30, 2018

99.102	News Release dated February 7, 2018

99.103	Material Change Report of Canopy Growth Corporation dated February 8, 2018

99.104	News Release dated February 13, 2018

99.105	Condensed Interim Consolidated Financial Statements (Unaudited) of Canopy Growth Corporation for the three and nine months ended December 31, 2017

99.106	Management’s Discussion and Analysis of Canopy Growth Corporation for the three and nine months ended December 31, 2017

99.107	Certification of Interim Filings by CEO dated February 14, 2018

99.108	Certification of Interim Filings by CFO dated February 14, 2018

99.109	News Release dated February 14, 2018

99.110	News Release dated February 14, 2018

99.111	News Release dated February 16, 2018

99.112	News Release dated February 20, 2018

99.113	News Release dated February 21, 2018

99.114	News Release dated March 5, 2018

99.115	News Release dated March 19, 2018

99.116	News Release dated April 5, 2018

99.117	News Release dated April 4, 2018

99.118	News Release dated April 9, 2018

99.119	News Release dated April 11, 2018

99.120	News Release dated April 14, 2018

99.121	News Release dated April 15, 2018

99.122	News Release dated April 17, 2018

99.123	News Release dated April 18, 2018

99.124	News Release dated April 20, 2018

99.125	News Release dated May 11, 2018

99.126	News Release dated May 11, 2018

99.127	News Release dated May 14, 2018

99.128	News Release dated May 14, 2018

99.129	News Release dated May 15, 2018

99.130	Consent of Deloitte LLP